                                                  Filed Pursuant to Rule 424(b)5
                                                Registration File No.: 333-60474

PRICING SUPPLEMENT No. 10
to Prospectus Supplement dated October 31, 2003
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

                               5,000,000 YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES G
       6.5% Yield Enhanced Equity Linked Debt Securities Due July 20, 2006
               Performance Linked to Alcoa Inc. (AA) Common Stock

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series G, this pricing supplement and the accompanying prospectus supplement, dated October 31, 2003 (the "YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated June 14, 2001 (the "MTN prospectus supplement") and the accompanying prospectus dated June 14, 2001 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o   INDEX STOCK ISSUER: Alcoa Inc.

o   INDEX STOCK: The common stock of the index stock issuer.

o   STATED MATURITY DATE: July 20, 2006, subject to postponement if a market disruption event occurs on the valuation date.

o   VALUATION DATE: July 13, 2006, subject to postponement if a market disruption event occurs, as described beginning on pages SS-11 and SS-14 of the prospectus supplement, as supplemented by "Market Disruption Events;
    Postponement of Valuation Date Because of a Market Disruption Event" on page
    PS-2 of this pricing supplement.

o   DETERMINATION PERIOD: Five business days.

o   COUPON RATE: 6.5% per annum.

o   COUPON PAYMENT DATES: January 20, April 20, July 20 and October 20 of each year, beginning on April 20, 2005.

o   COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

o   PRINCIPAL AMOUNT: $29.80 per YEELD and, in the aggregate, $149,000,000.

o   LISTING: The notes will not be listed on any exchange.

o   EQUITY CAP PRICE: $34.27, which represents 115% of the initial value.

o   INITIAL VALUE: $29.80, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings paid to hedge
    Lehman Brothers Holdings' obligations under the notes.

o   DENOMINATION: $29.80 and integral multiples thereof.

o   PAYMENT AT MATURITY: On the stated maturity date, Lehman Brothers Holdings will pay you, per YEELD, the lesser of:

   (1)  the alternative redemption amount; and

   (2)  $34.27.

    Because the principal amount is equal to the initial value, the alternative redemption amount per YEELD will equal the settlement value. See
    "Description of the Notes--Settlement value" in the YEELDS prospectus supplement.

o   STOCK SETTLEMENT OPTION: Yes, as described on page PS-2 of this pricing supplement under "Stock Settlement Option".

Investing in the notes involves risks. Risk Factors begin on pages PS-2 of this pricing supplement and S-6 of the YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                                                  Per YEELD            Total
                                                 -----------       -------------
Public offering price........................     $ 29.80          $ 149,000,000
Underwriting discount........................     $  0.0745        $     372,500
Proceeds to Lehman Brothers Holdings.........     $ 29.7255        $ 148,627,500

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 750,000 YEELDS on the same terms and conditions as set forth above solely to cover over-allotments, if any.

                             ----------------------

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about January 20, 2005.

                             ----------------------

                                 LEHMAN BROTHERS

January 12, 2005
"YEELDS" is a registered trademark of Lehman Brothers Inc.

                             ADDITIONAL RISK FACTORS

THE INCLUSION OF COMMISSIONS AND PROJECTED PROFIT FROM HEDGING IN THE PUBLIC
OFFERING PRICE IS LIKELY TO ADVERSELY AFFECT SECONDARY MARKET PRICES.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Lehman Brothers Inc. is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price, since the public offering price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging the obligations of Lehman
Brothers Holdings under the notes. In addition, any such prices may differ from values determined by pricing models used by Lehman Brothers Inc., as a result of dealer discounts, mark-ups or other transaction costs.

THE NOTES MAY NOT BE ACTIVELY TRADED.

The notes are not listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide significant liquidity. Lehman Brothers Inc. currently intends to act as a market maker for the notes, but it is not required to do so.

YOU HAVE NO SHAREHOLDER RIGHTS.

Investing in the notes is not equivalent to investing in the common stock of
Alcoa Inc. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the common stock of Alcoa Inc.

      MARKET DISRUPTION EVENTS; POSTPONEMENT OF VALUATION DATE BECAUSE OF A
                             MARKET DISRUPTION EVENT

Notwithstanding the description of market disruption events set forth in the prospectus supplement under "Description of the Notes--Market disruption events", the fact that Lehman Brothers Holdings, or any of its affiliates, is unable, after using commercially reasonable efforts, to unwind or dispose of, or realize, recover or remit the proceeds of, any transactions or assets it deems necessary to hedge the equity price risk of entering into and performing its obligations with respect to the notes shall not constitute a market disruption event.

If a market disruption event occurs on a day that would otherwise be the originally scheduled valuation date set forth on the cover page of this pricing supplement, the valuation date will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled valuation date, then (a) that eighth scheduled trading day shall be deemed the valuation date and (b) the calculation agent shall determine the closing price of the index stock based upon its good faith estimate of the value of the index stock as of the close of trading on the relevant exchange on that eighth scheduled trading day.

                             STOCK SETTLEMENT OPTION

If Lehman Brothers Holdings so elects at its sole option with not less than 15 days prior written notice to the trustee, Lehman Brothers Holdings may pay the amount payable at maturity in shares of Alcoa Inc. common stock (and any other equity securities and cash used in the calculation of the settlement value)
based on the settlement value. If, however, Lehman Brothers Holdings determines that it is prohibited from delivering such shares, or that it would otherwise be unduly burdensome to deliver such shares, on the maturity date, it will pay the amount payable at maturity in cash. In the event Lehman Brothers Holdings elects the stock settlement option, you will receive per YEELD, subject to the preceding sentence, a number of shares of Alcoa Inc. common stock that as of the valuation date is equal to the lesser of (a) the alternative redemption amount divided by the settlement value and (b) the equity cap price divided by the settlement value. If the calculation above results in a fractional share, Lehman
Brothers Holdings will pay cash to you in an amount equal to that fractional share, calculated on an aggregate basis in respect of the YEELDS you own, multiplied by the market value based upon the closing price of Alcoa Inc. common stock (and any equity securities included in the

                                      PS-2

calculation of the settlement value) on the valuation date. Upon the occurrence of certain events, or if Alcoa Inc. is involved in certain extraordinary transactions, the number of shares of Alcoa Inc. common stock to be delivered may be adjusted and Lehman Brothers Holdings may deliver, in lieu of or in addition to Alcoa Inc. common stock, cash and any other equity securities used in the calculation of the settlement value, all as determined by the calculation agent. See "Description of the Notes--Adjustments to multipliers and to securities included in the calculation of the settlement value" on S-12 of the accompanying YEELDS Prospectus Supplement. Because the settlement value will ordinarily be determined five business days prior to the maturity date, if
Lehman Brothers Holdings elects the stock settlement option, the effect to holders will be as if the notes matured five business days prior to the maturity date. Thus, the aggregate value of the shares of Alcoa Inc. common stock and any other equity securities and cash that you receive at maturity may be more or less than the amount you would have received had Lehman Brothers Holdings not elected the stock settlement option as a result of fluctuations in the value of these securities during the five-day period. Consequently it is possible that the aggregate value of the cash and securities that you receive at maturity may be less than the payment that you would have received at maturity had Lehman
Brothers Holdings not elected to settle the notes with shares of Alcoa Inc.
common stock. In the absence of any election notice to the trustee, Lehman
Brothers Holdings will be deemed to have elected to pay the amount payable at maturity in cash.

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date if Lehman Brothers Holdings does not elect the stock settlement option.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $22.00:

As a result, on the stated maturity date, you would receive $22.00 per YEELD, plus accrued and unpaid coupon payments, because the settlement value of $22.00 is less than $34.27.

EXAMPLE 2.  ASSUMING THE SETTLEMENT VALUE IS $30.00:

As a result, on the stated maturity date, you would receive $30.00 per YEELD, plus accrued and unpaid coupon payments, because the settlement value of $30.00 is less than $34.27.

EXAMPLE 3.  ASSUMING THE SETTLEMENT VALUE IS $38.00:

As a result, on the stated maturity date, you would receive $34.27 per YEELD, plus accrued and unpaid coupon payments, because $34.27 is less than the settlement value of $38.00.

To the extent the actual settlement value differs from the values assumed above, the results indicated above would be different.

If Lehman Brothers Holdings elects the stock settlement option, the market price of the shares of Alcoa Inc. common stock that you receive per YEELD on the maturity date may be less than the amount that you would have received had
Lehman Brothers Holdings not elected the stock settlement option because the number of shares you receive will ordinarily be calculated based upon the value of Alcoa Inc. common stock five business days prior to the maturity date.

                    SUPPLEMENTAL USE OF PROCEEDS AND HEDGING

An amount equal to approximately 60% of the proceeds to be received by Lehman
Brothers Holdings from the sale of the notes has been or will be used by Lehman
Brothers Holdings or one or more of its subsidiaries before and immediately following the initial offering of the notes to acquire shares of the index stock.

                                      PS-3

                       INDEX STOCK ISSUER AND INDEX STOCK

ALCOA INC.

Lehman Brothers Holdings has obtained the following information regarding Alcoa
Inc. from Alcoa Inc.'s reports filed with the SEC.

Alcoa Inc. is a global producer of primary aluminum, fabricated aluminum, and alumina and is active in all major aspects of the industry. The company serves the aerospace, automotive, packaging, building and construction, commercial transportation, and industrial markets, bringing design, engineering, production, and other capabilities of the company's businesses to customers. In addition, the company makes and markets consumer brands including Reynolds Wrap,
Alcoa wheels and Baco household wraps. Among its other businesses are vinyl siding, closures, fastening systems, precision castings and electrical distribution systems for cars and trucks. The company has 120,000 employees in
41 countries.

Alcoa Inc.'s operations consist of five worldwide segments: Alumina and
Chemicals, Primary Metals, Flat-Rolled Products, Engineered Products, and
Packaging and Consumer.

o   ALUMINA AND CHEMICALS. This segment consists of the company's worldwide alumina and chemicals system that includes the mining of bauxite, which is then refined into alumina. Alumina is sold directly to internal and external smelter customers worldwide or is processed into industrial chemical products. The industrial chemical products are sold to a broad spectrum of markets including refractories, ceramics, abrasives, chemicals processing, and other specialty applications.

o   PRIMARY METALS. This segment consists of the company's worldwide smelter system and which receives alumina primarily from the Alumina and Chemicals segment and produces aluminum ingot to be used by the company's fabricating businesses, as well as sold to external customers, aluminum traders, and commodity markets.

o   FLAT-ROLLED PRODUCTS. This segment's principal business is the production and sale of aluminum plate, sheet, and foil. This segment includes rigid container sheet, which is sold directly to customers in the packaging and consumer market and is used to produce aluminum beverage cans, and sheet and plate used in the transportation, building and construction, and distributor markets.

o   PRIMARY FABRICATED PRODUCTS. This segment includes hard- and soft-alloy extrusions, including architectural extrusions, super-alloy castings, steel and aluminum fasteners, aluminum forgings, and wheels. These products serve the aerospace, automotive, commercial transportation, industrial gas turbine, building and construction, and distributor markets.

o   PACKAGING AND CONSUMER. This segment includes consumer, foodservice, and flexible packaging products; food and beverage closures; plastic sheet and film for the packaging industry; and imaging and graphic communications for the packaging industry. Products are generally sold directly to customers, consisting of supermarkets, beverage companies, food processors, retail chains, and commercial food-service distributors.

The index stock is registered under the Securities Exchange Act of 1934 and is currently listed on the New York Stock Exchange. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You
Can Find More Information" on page 6 of the accompanying base prospectus. In addition, information regarding the index stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. In connection with the offering of the notes, neither Lehman Brothers Holdings nor any of its affiliates has participated in the preparation of such documents or made any due diligence inquiry with respect to the index stock issuer. Neither Lehman Brothers Holdings nor any of its affiliates makes any representation that such publicly available documents are or any other publicly available information regarding the index stock issuer is accurate or complete. Furthermore, Lehman Brothers Holdings and its affiliates cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents) that would affect the trading price of the index stock issuer have been publicly disclosed. Subsequent

                                      PS-4

disclosure of any such events or the disclosure of or failure to disclose material future events concerning the index stock issuer could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes. Neither Lehman Brothers Holdings nor any of its affiliates makes any representation to you as to the performance of the index stock issuer.

Lehman Brothers Holdings and/or its affiliates may presently or from time to time engage in business with the index stock issuer, including extending loans to, entering into loans with, or making equity investments in, the index stock issuer or providing advisory services to the index stock issuer, including merger and acquisition advisory services. In the course of such business, Lehman
Brothers Holdings and/or its affiliates may acquire non-public information with respect to the index stock issuer, and neither Lehman Brothers Holdings nor any of its affiliates undertakes to disclose any such information to you. In addition, one or more of Lehman Brothers Holdings' affiliates may publish research reports with respect to the index stock issuer, and these reports may or may not recommend that investors buy or hold the index stock. The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws. As an investor in your note, you should undertake an independent investigation of the index stock issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the index stock issuer.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The index stock is listed on the New York Stock Exchange under the symbol "AA".

The following table presents the high and low closing prices for Alcoa Inc.
common stock as reported on the New York Stock Exchange during each quarter, and the closing price at the end of each quarter of 2002, 2003, 2004 and 2005
(through the date of this pricing supplement). All values in the table are set forth in U.S. dollars.

As indicated below, the market price of the index stock has been highly volatile during recent periods.

It is impossible to predict whether the price of the index stock will rise or fall. The historical prices of the index stock are not indications of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                                      HIGH PRICE            LOW PRICE            CLOSING PRICE
                                                    DURING PERIOD         DURING PERIOD          AT PERIOD END
                                                    -------------         -------------          -------------

2002
   First Quarter...............................        $ 39.56             $  33.44                 $ 37.74
   Second Quarter..............................          38.35                30.55                   33.15
   Third Quarter...............................          33.38                19.30                   19.30
   Fourth Quarter..............................          25.58                18.03                   22.78

2003
   First Quarter...............................        $ 24.38             $  18.57                 $ 19.38
   Second Quarter..............................          26.60                19.41                   25.50
   Third Quarter...............................          29.18                24.19                   26.16
   Fourth Quarter..............................          38.91                26.69                   38.00

2004
   First Quarter...............................        $ 38.78             $  33.12                 $ 34.69
   Second Quarter..............................          36.50                28.70                   33.03
   Third Quarter...............................          33.59                29.54                   33.59
   Fourth Quarter..............................          34.64                30.75                   31.42

2005
   First Quarter (through the date of
     this pricing supplement)..................        $ 30.99             $  29.43                 $ 29.43

                                      PS-6

                              HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values, in each case assuming that the investment is held from the date on which the YEELDS are first issued until the stated maturity date:

o   the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o   the total coupon payments paid or payable on or before the stated maturity date per YEELD;

o   the hypothetical total amount payable per YEELD on the stated maturity date;

o   the hypothetical total annualized yield on the YEELDS on the stated maturity date; and

o   the hypothetical total annualized yield from direct ownership of the index stock.

                        PERCENTAGE        TOTAL COUPON
                      CHANGE FROM THE   PAYMENTS PAID OR     HYPOTHETICAL      HYPOTHETICAL       HYPOTHETICAL
                      ISSUE PRICE TO      PAYABLE ON OR      TOTAL AMOUNT    TOTAL ANNUALIZED   TOTAL ANNUALIZED
   HYPOTHETICAL      THE HYPOTHETICAL      BEFORE THE        PAYABLE PER       YIELD ON THE        YIELD FROM
 SETTLEMENT VALUE    SETTLEMENT VALUE    STATED MATURITY     YEELD ON THE      YEELDS ON THE    DIRECT OWNERSHIP
 ON THE VALUATION    ON THE VALUATION         DATE         STATED MATURITY    STATED MATURITY     OF THE INDEX
       DATE                DATE             PER YEELD          DATE (1)          DATE (2)           STOCK (3)
------------------  ------------------ ------------------ ----------------- ------------------ ------------------

     $11.92                 -60%             $2.9055            $11.92             -39.3%              -45.7%
      17.88                 -40               2.9055             17.88             -22.4               -28.9
      23.84                 -20               2.9055             23.84              -7.3               -13.8
      26.82                 -10               2.9055             26.82              -0.2                -6.8
      29.80                   0               2.9055             29.80               6.7                 0.0
      32.78                  10               2.9055             32.78              13.3                 6.6
      35.76                  20               2.9055             34.27              16.5                12.9
      41.72                  40               2.9055             34.27              16.5                25.1
      47.68                  60               2.9055             34.27              16.5                36.8
      53.64                  80               2.9055             34.27              16.5                48.0
      59.60                 100               2.9055             34.27              16.5                58.7

(1) Excludes accrued and unpaid coupon payments payable on the stated maturity date.

(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

(3) Assumes the dividend yield on the index stock remains constant for the term of the YEELDS.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rate of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-7

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc., the agent, as principal, and the agent has agreed to purchase, all of the YEELDS at the price indicated on the cover of this pricing supplement.

The agent will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by the agent.

Lehman Brothers Holdings has granted to the underwriter an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 750,000 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, the underwriter will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman
Brothers Holdings would be $171,350,000, $428,375 and $170,921,625, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about the date specified in the second to last paragraph of the cover page of this pricing supplement, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

                                      PS-8

                               5,000,000 YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES G

       6.5% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE JULY 20, 2006
               PERFORMANCE LINKED TO ALCOA INC. (AA) COMMON STOCK

                             ----------------------

                               PRICING SUPPLEMENT
                                JANUARY 12, 2005

                        (INCLUDING PROSPECTUS SUPPLEMENT
                             DATED OCTOBER 31, 2003,

                              PROSPECTUS SUPPLEMENT
                             DATED JUNE 14, 2001 AND

                                   PROSPECTUS
                              DATED JUNE 14, 2001)

                             ----------------------

                                 LEHMAN BROTHERS